Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-160626 and 333-163996 on Form S-3 of Ocwen Financial Corporation and subsidiaries (the “Company”) of our report dated March 8, 2010 relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of new accounting provisions with respect to exchangeable debt instruments and noncontrolling interests) and our report dated March 8, 2010 on the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 8, 2010